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                              June 12, 2023

       Andrew Freedman
       Partner
       Olshan Frome Wolosky LLP
       1325 Avenue of the Americas
       New York, New York 10019

                                                        Re: Diversified
Healthcare Trust
                                                            PREC14A filed June
7, 2023
                                                            Filed by Flat
Footed LLC and Marc Andersen
                                                            SEC File No.
001-15319

       Dear Andrew Freedman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your proxy statement.

       PREC14A filed June 7, 2023

       Consequences of Defeating the DHC Merger Proposals, page 12

   1. In the last paragraph on page 8, modify the statement that the foregoing description is "not complete." A summary is
necessarily more condensed than the entire merger agreement
                                                        but should describe its
material terms.
       Additional Participant Information, page 18

   2. To the extent that these participants have interests in the solicitation beyond share ownership in DHC,
please revise to describe and to explain how defeating the merger proposals will or may
affect them. See Item 5(b)(i) of Schedule 14A.
 Andrew Freedman
Olshan Frome Wolosky LLP
June 12, 2023
Page 2


General

3. Please ensure that all statements of opinion or belief in the proxy statement are characterized as such, and supported by a reasonable factual basis included in the proxy statement. Some (non-exhaustive) examples of beliefs which are not characterized as such and should be revised and supported include the following:

         - "This cements the complete lack of financial rationale for the transaction, other than enriching RMR, OPI and company advisors" (page 8);
         - "This is an incredibly high fee burden for a merger of this size" (page 8); and
         - "The Merger Proxy Statement confirms the proposed Merger undervalues DHC" (page
         9).

         Revise generally, including to provide the basis for statements recharacterized as beliefs and other assertions of fact found in this section of the proxy statement.


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameAndrew Freedman                              Sincerely,
Comapany NameOlshan Frome Wolosky LLP
                                                               Division of
Corporation Finance
June 12, 2023 Page 2                                           Office of
Mergers & Acquisitions
FirstName LastName